February 4, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng

Re:	aVinci Media Corporation Registration Statement on Form S-1 File No. 333-152869

Dear Ms. Mills-Apenteng:

This letter sets forth the responses of aVinci Media Corporation (the “Company”) to the comments received in a telephone call with you and Assistant Director Karen Garnett concerning the Company’s Registration Statement on Form S-1 for up to 17,878,990 shares of the Company’s common stock (the “Shares”) originally filed with the Commission on August 7, 2008 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the Shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the Shares will be offered or sold solely by Amerivon Investments LLC (“Amerivon”), a shareholder of the Company and not by the Company; and (ii) Amerivon is not acting on behalf of the Company.

Amerivon is a retail distribution management consultant and long-term stockholder who has made multiple investments in the Company since January 2006 that will likely take multiple years to generate a return.  Amerivon is not an underwriter and we will remove from the Registration Statement any erroneous categorization of Amerivon as an underwriter.

61 Broadway New York , New York 10006     212-930-9700     212-930-9725 Fax
www.srff.com

The standard of review for the Staff in deciding the question of whether an offering styled a secondary one is really on behalf of the issuer remains an analysis of the facts and circumstances articulated in Interpretation D.29.1  We have reviewed the relevant factors including the considerations in Interpretation D.29.  The totality of the facts and circumstances in this case demonstrate that Amerivon is not acting as underwriters or conduits for the Company.  The Company’s analysis of the six factors noted in Interpretation D.29 is set forth below:

1. The length of time the Selling Stockholder has held the Shares

Amerivon began its investments in aVinci Media, LC, the Company’s subsidiary, over three years ago in January 2006.  Appendix A includes a schedule to illustrate the historical investments made by Amerivon.  As illustrated in Appendix A, over half of the Shares have been held by Amerivon for over two years.

In 2006, aVinci Media, LC undertook a private offering consisting of 12-month convertible debt, bearing interest at 10%.  The offering was taken in its entirety by Amerivon, who invested a total of $829,250 (the “First Investment”).  In August of 2006, Amerivon invested an additional $1,560,000 in a convertible debt offering, bearing interest at 10%.

During the six months ended June 30, 2007, aVinci received $2,000,000, net of $190,000 in issuance costs, from Amerivon for the issuance of the Series B preferred units, and $1,535,000 from issuance of the convertible debentures.  In May 2007, Amerivon converted approximately $2.4 million in aggregate convertible debt together with accumulated interest into common units of aVinci Media LC.  Amerivon also provided $2,675,000 in additional cash in the second half of 2007, which, along with funding made in the first half of 2007, plus accumulated interest, was used before the merger to purchase a total of $6.4 million worth of Series B preferred stock (“Series B Offering”).

The length of time from the date of investments to the date of this Registration Statement support the eligibility of the offering as a secondary offering under Rule 415(a)(1)(i).

2. Circumstances under which the investors received their shares.

Amerivon is a bona fide investor in the Company that, prior to its initial investment in 2006, had no affiliation with the Company.  Amerivon has made numerous investments in the Shares over time periods ranging from as long as one year to three or more years.  The Company is an operating company active in an industry with which Amerivon is familiar.  The Company is a start-up with modest revenues to date and sold to Amerivon an equity interest in exchange for cash funds necessary to develop the business.

1 The Division of Corporate Finance’s Telephone Interpretations Manual Interpretation D.29 (“Interpretation D.29”) states:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.  (emphasis added)

United States Securities and Exchange Commission Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Section D, Rule 415, Interpretation No. 29; See also United States Securities and Exchange Commission Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Section H, Form S-3, Interpretation No. 76.

Amerivon received their Shares pursuant to valid and completed private placement transactions.  Amerivon has been at market risk for their entire investment since the date of their respective investments and have not hedged their investment.  Amerivon could not, after they paid for and acquired their Shares in the private placements, immediately turn around and sell them in the public market and no effort was made by Amerivon to register their Shares for resale prior to the filing of the subject Registration Statement on August 7, 2008.  The certificates representing the securities issued in the private placements all bear restrictive legends restricting transfer absent registration or the availability of an exemption from registration.

The Company received cash consideration from Amerivon in exchange for securities at the time of each investment.  The Company will receive no proceeds from the resale of any of the Shares by Amerivon which supports the eligibility of the offering as a secondary offering under Rule 415(a)(1)(i).

3. The Investors’ relationship to the issuer

Amerivon has become over time a significant investor and equity holder in the Company.  As a result of two of their investments, Amerivon obtained seats on the board of directors to monitor their investment.  At the time of the First Investment, Amerivon negotiated to have one member appointed to aVinci Media LC’s Board of Managers.  Upon the closing of the Series B preferred stock offering, Amerivon negotiated to have a second member appointed to aVinci Media LC’s Board of Managers.  Both members of the Board of Managers now sit on the Company’s Board of Directors.

Amerivon is also a third-party consultant to the Company with a Sales Consulting Agreement and a Sales Representative Agreement.  Pursuant to the Sales Consulting Agreement, Amerivon receives a percentage of net sales to mass retail outlets.  Under the Sales Representative Agreement, Amerivon is entitled to receive up to a 10% commission on adjusted sales to customers brought to us by Amerivon Holdings.

Although Amerivon has two board members on the board of directors, they are a minority of the Company’s seven-member board.  Further, no one affiliated with Amerivon has any position as an executive officer of the Company or in any way controls the management of the Company.  Amerivon is a long-term, private investor, whose investments have been at market risk for a substantial period of time and should be allowed the opportunity to attempt to sell its Shares at current market prices.

4. The amount of shares involved

As a result of their long-term investments, Amerivon owns 16,929,640 Shares which is 34% of the total shares issued by the Company.  Three other board members not affiliated with Amerivon own 12,878,893 shares which is 26% of the total shares issued by the Company.  Both these ownership positions will be diluted in the near future as the Company needs to raise additional cash of approximately $2.2 million to fund operations through the end of 2009 based on its current plans.

5. Whether the sellers are in the business of underwriting securities

Amerivon is not in the business of buying and selling securities or otherwise acting as an underwriter, and Amerivon is not affiliated or associated with a broker-dealer registered under FINRA. Amerivon only purchased the Shares for its own account for investment  and with no present intention of distributing any of the Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares, except in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws.  Put simply, the Affiliated Holders are long-term investors and should be allowed to sell using under Rule 415(a)(1)(i).

6.  Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

Given the nature of the private placement transactions pursuant to which the Shares were issued and the behavior of the Amerivon, as described above, the Company respectfully submits that Amerivon is not acting as a conduit or “alter ego” of the Company.  Amerivon is not making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the Shares covered by the Registration Statement.  The length of their investment is inconsistent with them being deemed underwriters as they clearly have not purchased in circumstances where they are acting as conduits for the Company.

Giving consideration to how long Amerivon has held the shares, the circumstances under which Amerivon purchased them, the fact that Amerivon is not in the business of underwriting securities, and all the circumstances surrounding Amerivon and the Registration Statement which indicate that the seller is not acting as a conduit for the issuer, it can be concluded that Amerivon is not acting on behalf of the Company.

Because Amerivon is not acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company, the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  To preclude Amerivon from selling based solely on its ownership position and minority board membership would discourage long-term investors such as Amerivon from taking long-term strategic positions in start-up companies.

If you have any questions or comments regarding this letter, please feel free to contact me at (212) 930-9700.

Very truly yours,

/s/ Peter DiChiara

APPENDIX A

Amerivon (obtained the common stock and warrants from Sequoia Media Group, LC (renamed aVinci Media, LC) as described in the table below. The Selling Stockholder exchanged 100% of its equity interest in aVinci Media, LC for shares of common stock and warrant in aVinci Media Corporation. Each of the transactions by which the selling stockholder acquired their securities was exempt under the registration provisions of the Securities Act of 1933, as amended.

	Common Stock	Series B Preferred Stock	Warrants to purchase Common Stock

During the first quarter of 2006, aVinci Media LC undertook a private equity offering consisting of 12-month convertible debt, bearing interest at 10%. The offering was taken in its entirety by Amerivon, who invested a total of $829,250. On May 8, 2007, these debentures and accrued interest of $106,832 were converted into common units.	3,397,052

Detachable warrants for the purchase of common units at $0.24 (pre-merger), which expire in 2008, were granted in connection with the convertible debt of $829,350.			1,504,480

In August of 2006, Amerivon invested an additional $1,564,000 in a convertible debt offering, bearing interest at 10%. On May 8, 2007, these convertible notes payable of $1,564,000 along with accrued interest of $102,586 were converted into common units.	3,155,512

Detachable warrants for the purchase of common units at $0.46 (pre-merger), which expire in 2009, were granted in connection with the convertible debt of $1,564,000.			1,036,446

In January 2007, Amerivon purchased shares from the founders at $0.36 (pre-merger price).	411,249

During the six months ended June 30, 2007, aVinci Media LC received $2,000,000, net of $190,000 in issuance costs, from Amerivon for the issuance of the Series B preferred units, and $1,535,000 from issuance of the convertible debentures. Amerivon also provided $2,675,000 in additional cash in the second half of 2007, which, along with funding made in the first half of 2007, plus accumulated interest, was used before the merger to purchase Series B preferred stock.		7,668,814

In September 2007, Amerivon sold Series B preferred units to Vision Capital.		(783,867)

In October 2007, Amerivon purchased shares from the founders at $0.46 (pre-merger price).	160,886

In January 2008, aVinci Media LC received $460,625 from Amerivon, from the pre-merger exercise of warrants to purchase additional common units	1,591,776		(87,096(1,504,480	) )

Amerivon converted all of its Series B preferred units to common units in connection with the consummation of the Merger. In exchange for the conversion, Amerivon also received additional shares of aVinci Media LC’s common units to induce them to convert the Series B preferred units.	6,884,947 1,328,218	(6,884,947)

Shares owned by Amerivon	16.929.640	-	949.350